Direct: (612) 492-7067
Email: rranum@fredlaw.com
February 9, 2011
VIA EDGAR AND FEDEX
Mr. Ruairi Regan
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re: Kips Bay Medical, Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed January 18, 2011
File No. 333-165940
Dear Mr. Regan:
On behalf of Kips Bay Medical, Inc. (the “Company”), we are responding to your comment letter, dated February 2, 2011, to Mr. Manny Villafaña, Chairman and Chief Executive Officer of the Company, regarding the Company’s Amendment No. 9 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2011 (“Amendment No. 9”). A responsive Pre-Effective Amendment No. 10 to the Form S-1 (“Amendment No. 10”) has been filed concurrently herewith via EDGAR. We have also provided you and the other SEC staff members listed at the end of this response letter with courtesy marked copies of Amendment No. 10 showing changes to the Amendment No. 9 to assist in your review. For your convenience, we have repeated and numbered the comments from your letter in boldface print. The Company’s response is provided below each comment.
Exhibit 5.1
1.	Revise the second paragraph of the opinion to clarify that you have relied on certificates of the company’s officers only as to factual matters.
Response: The Company has revised the opinion exhibit in response to the Staff’s comment. Please see exhibit 5.1 to the Amendment No. 10.
2.	We note that due authorization requires that the company has the power under its by-laws, its certificate of incorporation and any applicable laws to issue the shares registered and has taken necessary corporate action to authorize the issuance. Please revise paragraph 1 accordingly.
Response: The Company has revised the opinion exhibit in response to the Staff’s comment. Please see exhibit 5.1 to the Amendment No. 10.
3.	The final paragraph of the opinion indicates that, with respect to Delaware General Corporation Law, your counsel is only opining as to “such Law [as] is available on-line (without examination of any judicial decisions applicable to such Law).” Please remove this limitation or revise to clarify that the reference to Delaware General Corporation Law also includes the applicable provisions of the Delaware constitution and applicable judicial and regulatory determinations.
Response: The Company has revised the opinion exhibit in response to the Staff’s comment. Please see exhibit 5.1 to the Amendment No. 10.
We believe that this response letter, together with Amendment No. 10 filed concurrently herewith, addresses the comments set forth in your letter. If we can be of any assistance to the Staff in explaining this response or the changes in the Amendment No. 10, please let us know. After you have had an opportunity to review the above responses to your comments and Amendment No. 10, please call me at (612) 492-7067 to discuss any additional questions or comments you might have.
Very truly yours,
/s/ Robert K. Ranum
Robert K. Ranum

cc:	Manny Villafaña
Scott Kellen
Michael P. Winegar
Christopher S. Auguste, Esq.
Ari Edelman, Esq.
Bill Huo, Esq.
Julie Sherman, Staff Accountant, SEC
Jeffrey Jaramillo, Accounting Branch Chief, SEC
Daniel Morris, Special Counsel, SEC
Amanda Ravitz, Assistant Director, SEC